Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Companies:
NYSE Euronext (Commission File No. 001-33392)
Intercontinental Exchange, Inc. (Commission File No. 001-32671)

with the colonnaded high temple of American capitalism. No more will New York be the master of the New York Stock Exchange.” And yet if regulators approve the $8.6 billion purchase of NYSE Euronext, then Jeff Sprecher, the founder and CEO of Atlanta’s IntercontinentalExchange, and Kelly Loeffler, his wife and ICE’s vice president of investor relations and corporate communications, will indeed have shifted the inner sanctum of the 221-year-old free market temple to a blocky glass building in an office park along the Chattahoochee. û The cultural significance is hard to overstate. A company that made its name by adopting twenty-first-century technologies will acquire an institution whose image seems positively quaint: blue-jacketed traders, ticker tape, the opening bell. Even though Sprecher says little will change initially, it’s hard not to take some civic pleasure in all this. Here is little old Atlanta, so often viewed by New York with a mix of derision and condescension, taking over the very symbol of American commerce. What’s next? The Yankees?
 Sprecher’s acquisition comes at a pivotal time for the NYSE, which has seen its profits squeezed by competition from online exchanges. It’s also been plagued by volatility brought on by high-frequency, computer-generated trades. In the “flash crash” of 2010, the Dow lost nearly 1,000 points within minutes as lightning-fast trading algorithms echoed each other’s digital panic. Sprecher has made waves in the commodity markets by putting limits on high-frequency electronic trades, and he’s been outspoken on the need to reform what he sees as an equities market that is too fragmented and complex for its own good (and the average investor’s). Perhaps ironically, the man who made a fortune from electronic trading is bullish on the NYSE’s human touch.  Sprecher, fifty-eight, grew up in Wisconsin, studied engineering, and was recruited out of college by Trane, an air-conditioning company, ultimately opening a new office in Southern California. At night he earned his M.B.A. at Pepperdine; as part of his coursework, he studied a company that built power plants. One of the executives left to form a new company and took Sprecher with him. Sprecher eventually bought out his partner, and when the opportunity arose in the late 1990s to buy a small firm in Atlanta that provided power companies with a network to buy and sell power, he threw himself into creating an efficient online marketplace. The company was called Continental Power Exchange, but Sprecher wanted it to be an exchange for trading more than power, and he wanted it to be international, so IntercontinentalExchange (ICE) was born. Enron had an electronic platform, too, but once Enron imploded, the industry rushed to ICE. With 1,100 employees worldwide, and 383 in Atlanta, the company operates exchanges and clearinghouses for commodity trades and derivatives. By any measure, ICE’s success has been staggering. Last year ICE cleared $552 million in profit on $1.4 billion in business. In 2011 Sprecher’s total compensation was $8.7 million.
 Loeffler’s family are grain farmers in Illinois. She followed job prospects around the country, moving up the ranks at Toyota and then, after business school, working on Wall Street. A job brought her to ICE in Atlanta, where she met Sprecher. They married nine years ago. In 2011 Loeffler and Mary Brock bought the Atlanta Dream WNBA team. Today, the forty-two-year-old Loeffler sits on the boards of the Atlanta Symphony, the Red Cross, Georgia Research Alliance, Skyland Trail, Central Atlanta Progress, and the Atlanta Sports Council. When Saxby Chambliss announced his current U.S. Senate term would be his last, the AJC floated Loef-fler’s name as a potential candidate. (She didn’t appear entirely from nowhere—Loeffler gave $10,000 to the Georgia Republican Party last year, and $750,000 to Mitt Romney’s Super PAC, one of the largest individual gifts in the country.)  Four years ago, the couple bought their first house together. But it wasn’t just any house: The 15,000-square-foot mansion in Buckhead made history as the most expensive real estate transaction ($10.5 million) ever in the city of Atlanta. Modeled in the style of an old European estate, Descante (as it’s called) is a stucco, steel, and limestone structure that boasts Versailles parquet in the dining room, a library with a secret passage to the living room, and a nineteenth-century pool house from France.
 Although increasingly active in Atlanta civic life, the couple haven’t sought a national spotlight. But the spotlight is catching up. We met in a modest corner office at ICE headquarters, where the most prominent feature was a whiteboard covered in basic arithmetic that likely represented the fate of millions (of dollars, if not people). Sprecher struck the more casual pose, Loeffler was a little more guarded. Both were still a bit bemused by all the attention.
 (Editor’s note: Remarks are edited for clarity and length.)

LOEFFLER: AP PHOTO/DAVID TULIS; SPRECHER: AP PHOTO/RICHARD DREW

You're fifty-eight, your company is a huge success, you're at an age when some people are starting to think about retirement. But instead, you're taking on the symbol of American capitalism. Why?

Jeff Sprecher: The amazing thing about this company is that it keeps presenting really interesting intellectual challenges. And working with the NYSE and also with their foreign businesses just seems like a really interesting project. I'm an engineer; I like to fix things and organize things, and this just seems like a really interesting canvas to paint on.

Has that been a strong motivation at different steps of your career—this intellectual challenge as opposed to a purely financial one?

JS: Financially I was in a position that I could have lived a nice life without working many, many years ago. But life is kind of an adventure, and I don't know what else to do, and what would bring me the kind of challenges and opportunity to meet interesting people and visit new places.



Loeffler, left, owns the Atlanta Dream with Mary Brock, right, who is married to Coca-Cola Enterprises president and CEO John Brock.



Sprecher with NYSE CEO Duncan Niederauer, on the exchange floor.

ICE has been known within the financial world for a while, but the New York Stock Exchange is recognized well beyond that. Do you feel like you've been under the radar?

JS: Yeah, absolutely—and there's something nice to be said about that, by the way.

Kelly Loeffler: We have been under the radar, but in 2006, ICE was the best-performing stock in the United States, so we got recognition for that. Jeff got recognition for being one of the top three CEOs. So there are times when it does pop up, which is just enough for us because we don't really seek it out.

ICE went public on the New York Stock Exchange in 2005. Did you have an inkling at that time that you might come back and buy the whole thing?

JS: No. In fact, ringing the opening bell at the New York Stock Exchange was really the highlight of my professional career. It's a very iconic moment that makes you take pause when you're up there, realizing that you've gone from a private company to a public company. The idea that we would actually come back and help others do that was never in our minds.

How did ICE come to be?

JS: My partner and I started an alternative energy development company in California. I did that for seventeen years. Ultimately I bought him out and became the head of the firm and built and owned and operated power plants all around the country. The power industry in the United States was deregulated in 1978, which was the same year as the airline industry was deregulated. [Deregulation] allowed entrepreneurs to come in and build, own, and operate power plants. California was on the leading edge because Jerry Brown was the governor and was very interested in alternative energy being developed by private parties.

California decided in the mid-nineties to further deregulate the industry and really open it up so that consumers could buy and sell power from whomever they chose. I thought there should be a free market exchange where buyers and sellers would meet. What ultimately happened was the state decided to build its own highly government-regulated exchange. I was so concerned about that, I thought I should start a free market exchange outside the state of California for the other forty-nine states, and that's how I started Continental Power Exchange.

And it was in Atlanta because this is where the technology was?

JS: I found a small company here that was losing a lot of money. They had sixty-three electric utilities that they were working with to try to create a computer system that would hook up the electric grid and allow these utilities to dispatch power in a coordinated way. In the mid-nineties, I was very interested in the fact that they had sixty-three electric utilities on a network, and I figured that if we built a trading platform, we would have sixty-three natural customers that we could convince to trade power.

I bought the company in 1997. The Internet was just really starting. We spent between '97 and 2000 building the ICE trading system. By the time we launched in 2000, private networks were becoming obsolete and it was all about the Internet. So it was odd—the thing I liked about the Atlanta location was its connectivity to a private network, but by the time we launched, we launched on the Internet.

Enron built a platform called Enron Online where you could buy and sell all kinds of commodities from Enron—they were the buyer to every seller and they were the seller to every buyer, so they sat in the middle of the market. When Enron failed in 2001, the market wanted a neutral platform where they could meet many buyers and | CONTINUED ON PAGE 90

Market Movers
Continued from page 81

many sellers and help diversify their risk, and that’s what we had.

You’ve found moments when an industry was changing and there was a need for a new service or a new platform. What’s the opportunity you see now in moving @om commodities exchanges into stocks?
 JS: My career has been defined by being in the right place at the right time, and much of it is due to regulatory change or change in business practices. I have this view that the market is looking for a simplified and protected venue where entrepreneurs can go back to capital-raising activities and people that want to own stocks can have some confidence when they buy and sell them. I think the pendulum went too far in the elec-tronification of stock markets and I think it’s going to come back, and I think that the New York Stock Exchange will have an outsized voice in helping to drive the direction because of the iconic nature of the exchange.

You describe ICE as being “entrepreneurial” even now. What’s an example of that?
 JS: It stems from the fact that I have no idea how to manage people. I’m not a professional manager, so I have tended to hire and attract people that like to be self- sufficient and self-directed, and we have a culture around here that if there’s some work that needs to be done, somebody jumps on it and does it and everybody gets out of their way. We allow people to stretch. That keeps good people here and I don’t have to know how to manage them.  I believe that businesses need to constantly be taking risk, and I believe if you constantly take risk that you will fail more often than you succeed, and that you should not view failure negatively. The thing that we view negatively is somebody who is failing and not recognizing their failure and doing something to correct it—or trying to cover it up. People like that don’t enjoy working here, and so it sort of self-selects.

So what’s an instructive failure for you?
 JS: We tried to buy the Chicago Board of Trade [in 2007] and we failed, and we tried with NASDAQ to buy the New York Stock Exchange [in 2011]. Those were very, very  public attempts that failed. In all of them we acted incredibly professionally. And when we failed, we admitted that we did not succeed, we wished other people well, and got out of their way and moved on. I think we learned from it and matured by it and left in good standing. Which is about all you can ask for in a failure.
 KL: It was kind of a win-win outcome. We didn’t end up with the Chicago Board of Trade, but we ended up with a lot of stature in the industry and respect, and people learned about us. They saw the capabilities, and they hadn’t seen that before.

For a casual investor, what’s going to change under your ownership of NYSE?
 JS: I don’t know. I only know that we’re going to try to make the markets better and more responsive to the needs of the average individual investor and people that truly want to raise money. That’s the high-level goal. I have a view that good companies are really just collections of good people, and really good people care about their customers and the way they do business. And if you take that attitude, revenue and profit will ultimately flow from that, and you don’t really have to worry about the revenue side of the business.
 KL: [Jeff] solves problems better than anyone I’ve ever seen in my professional career, which has spanned Wall Street and the automotive industry. ICE has shown willingness to step into very difficult, challenging problems, saying that we’re going to take on the hard issues and solve them. Ultimately that’s led to revenue.

The individual stockbroker doing trades on the _oor—is that really going to be extinct?
 JS: What I can tell you is that today when you buy a stock—when you go online to buy a stock on your trading account—it can be executed at one of an estimated 250 different locations in the United States. There’s only one that has humans involved; the other 249 are all electronic. There’s a reason that there are still people on the floor of the New York Stock Exchange. There’s still a need for them or they wouldn’t still be there. And the reason I’m interested in learning about them and figuring out how to better support them is that the other 249 trading venues are overly complex and linked together, and the pendulum has swung too far, too fast in the electronification. The question is,  can we bring it back to where we put some humans in there?
 Kelly and I recently were invited to an event in Silicon Valley where we were able to meet a lot of the founders and CEOs of many of the high-profile technology companies that we all know and use. What was sad was that most of them thought that it would be a bad thing to go public. They would prefer to remain private companies; they would prefer to raise money through Silicon Valley venture capital; they would prefer to have private stock markets. What they’re really saying is, “We don’t want to deal with all the complexity that it takes now to be a public company.”

Do you see that as a regulatory challenge or the nature of the markets?
 KL: It’s capital markets, stock markets, Sarbanes-Oxley, the costs of being a public company and all of the requirements.  JS: The recent problems of the Facebook IPO, the recent flash crash—all these things are cumulative, and so the only way that that’s going to get fixed is if you start changing the trajectory. It’s going to be a thousand small steps to bring confidence back.  For a short window, we’re going to have a lot of attention paid to us as we go through this transaction. We want to use the attention in a positive way to try to change the trajectory. It’s not something that we can do alone, but the New York Stock Exchange is an amazing venue to have that dialogue.  I’m offended that the current solution that the exchanges and brokerage firms and government are all working on is to just close the markets when they crash—pull the plug. If I sold you a car with an accelerator pedal that every once in a while would stick when you were driving down the freeway, and I told you, “Don’t worry, we’ll make the car shut off and then just wait for five minutes and turn it back on and see if it works,” you would give me the car back and you would probably sue me.

Is that how they dealt with the _ash crash?
 JS: What’s being worked on now is that after the market crashes 10 percent, it will shut off. It will wait for a period of time and then restart, and see what happens. I think you need that kind of safety valve in there, but that isn’t the solution. That’s a Band-Aid over a really bad problem that needs to be fixed at its core, and that dialogue needs to exist. And I think it's wrong to ask government to fix it. This is a complicated problem, and you need the industry to come together and think of common solutions that everybody can work toward. And if the industry can do that, then I'm sure government would validate them.

Let's talk about government—since your name, Kelly, has been in the news. Did you ever run for office?

KL: My only venture into the actual campaign field was running against my best friend for student council president in eighth grade. It was all about the campaign posters and how many of the kids you could talk to at lunch break.

Is that something you're both equally interested in, or does one of you drive that a little more than the other?

JS: Our politics are slightly different, so . . .

KL: I'm more conservative.

JS: There are certain candidates that she has an affinity for and certain candidates that I have an affinity for, and we like to support good people. When we first started giving money to candidates, it was an interesting thought process because it's not a charity. But the more we work with government, the more we feel that it's important that we support good candidates and have good government, and unfortunately it takes a lot of money to run for office. There's just no getting around it.

But now your profile is a little bigger, and more public with the purchase of the New York Stock Exchange. Does that make you want to be more or less politically active?

JS: It's a good question and it's one we've been wrestling with, because it's only a question that has come lately. Your political giving is all disclosed, and so . . .

You gave a very large gift to Mitt Romney.

KL: We both did.

JS: We separately gave a lot. In that case, we met Mitt Romney and got to know him personally many, many years ago, when he was trying to run in the primaries against John McCain. We met him at a neighbor's house here in Atlanta when people didn't really know who he was and he was just exploring whether he could even run. We got to know him and his wife, and have been to his house many times and they've been to our house. Taking politics off the table, the Romneys are really lovely people, and well intended. We’d never known anybody that was running for president and actually had a friendship with them! And so it was easy to support a friend. [Turns to Loeffler] Is that fair?
 KL: Sure.
 JS: But I have really good relationships with people on both sides of the aisle, and as a company we are completely nonpartisan. We give money to good candidates, Republicans and Democrats and Independents. I think to the extent that people have come to know us in Washington, they know that we as a company are nonpartisan, and frankly this company is incredibly diverse. The employee pool at this company comes from all ages, all races, all religions, and many people that we’ve recruited are immigrants who were raised outside the country who are citizens now. We run a process here where we really want the employees to talk about who they want to give to and who the company gives to and help direct that. I believe that’s in the interests of the company, and I believe that it’s in the interests  of our employees that they are politically active. So the answer to your question is we really try to separate our personal giving from what the company represents, and I think we’re respected for that.

So when your name appeared in the press—when Senator Chambliss announced that he was not going to be running again—Kelly, what was your _rst reaction?
 KL: Obviously that’s very flattering. That is not something that in life you expect to be said about you or considered for, honestly. But I also have said that I’m very committed to my work at ICE. It’s just nothing I had anticipated, and clearly . . . It’s an interesting idea. We’ve received a lot of really nice calls.  JS: Including from a number of senators and former senators that have now heard about the article outside of Atlanta. Which is interesting.

Je_, is that something you’ve ever imagined—political life?
 JS: No, I actually think my wife is better suited for it, honestly. It’s a shame that the Republican party only has four women  senators—the Democratic party has sixteen, which is still underrepresented. I think it’s a shame that there aren’t more people who go to government who have worked in business, and go there with the intent of contributing and then coming back and not being career politicians. I think that’s what the founding fathers envisioned for the country. I really believe that we would be better served by having more diversity in Washington. I’m a middle-aged, bald white guy, and I think there’s enough people like me in Washington. I think we’d be better off recruiting a lot of diversity. I think that’s why her name was floated by somebody, because people would like to see younger professional women and minorities recruited into government.

How did you come to own the Dream?
 KL: I met the former owner of the Dream, Kathy Betty, in Arthur Blank’s box at a soccer match. Kathy was so enthusiastic about the [Dream] and said, “You guys have to come.” So we went to a game and just were blown away. We said, “This is a great sport, a great experience,” and then when Kathy
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asked us if we were interested in owning the team—she’d asked the same question to my business partner Mary Brock and her husband, John—we both said absolutely.  It came together in a really positive way. And owning a sports team is so much more than what we thought it was in terms of being a part of the community, the impact you can have, the people you can reach. Basketball is a big part of it, but it’s not all of it.

Je_, are you a sports fan?
 JS: I’ve become a WNBA fan as a result of my marriage.
 KL: He’s a great fan!
 JS: I try to attend every game I can. I’m fortunate that I can get a really good seat.

Do you feel like Atlanta is a global city? Are we there yet, or is something holding us back?
 JS: I do feel that it is a global city, and I think one of the real assets that we have is our airport, which allows easy access by Atlantans around the world, and it allows people from all around the world access to Atlanta. And if you look at the Internet and traffic to websites, we have some of  the highest-trafficked sites on the web, which are really taking brands like CNN and the Weather Channel and UPS and Home Depot and Coca-Cola, to name a few, around the world.
 KL: If you think about the companies that are here that are excelling that are global companies—the companies that are globally minded, that are branding globally—that means that the leadership is thinking globally, and that’s attracted a wide range of disciplines to Atlanta. So we find it very easy, as a company that has half of our revenues outside the U.S., to be based in Atlanta.

Do you feel like you then have peers in the business world in Atlanta, being a company that is so global—when you’re interacting with other business leaders, do they have a similar outlook?
 JS: Yes. In fact, one of the unique things about Atlanta is that the major business leaders in this city care deeply about the city and are very civically involved in the arts, in the university system, in the charities. There’s this lovely element of Southern hospitality and giving back that I think  pervades senior managers in this city. And maybe it all started with Robert Woodruff, or it’s personified by him and the Woodruff Foundation. But it’s not done in order to have your name in the society pages like it is in some communities. It’s done for a true sense of giving back to the community.

Je_, I saw that you were reading a book about the gra_ti artist Banksy. What do you think about Atlanta’s Gra_ti Task Force? Where do you fall on the question of gra_ti as art?
 JS: I don’t believe that anyone should deface anyone else’s property or deface public property. What I do like is graffiti, graphic art, where an artist is using the canvas or other medium to make a statement. I find that there are some really interesting young artists out there who have great commentary about our society and are able to do it in symbols and words that can be incredibly profound. Just recently we had at the High Museum an artist named KAWS, whose work I collect, and I have a number of works by Jean-Michel Basquiat, one of the original graffiti artists. So it’s not so much graffiti like you see on the highway wall as it is avant-
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garde statements through works of art.

Are there boundaries between home and work, or is work fair game everywhere?
 KL: It’s fair game everywhere. I’m sure there are times when I talk about it and he’d rather not and there are times he’s talking about it and I’d rather not, but that’s part of respecting your spouse. I come from a farm, and so I grew up seeing my parents work together on the farm. They also had a small trucking company together. They had a great working relationship, they were entrepreneurs, they took risks together, there were good years and bad years. It’s not been different from Jeff’s and my experience at ICE.
 JS: There are many fabulous things about being a public company CEO, including the compensation, but it’s a job that doesn’t end. So it’s been fabulous to have a spouse who also is engaged, because it allows us to have a really complementary friendship and marriage around this company.

Of course, a marriage is a partnership and a business tends to have hierarchy. How do you navigate those two models?
 KL: Just like you would in any other organization.
 JS: I think Kelly feels like she needs to overachieve, honestly, to make sure no one from the outside would ever think that there’s any kind of nepotism in this firm. But we all started this company with just a handful of us, and we’ve grown up together. The management of this company has worked together for years, and we all know where our strengths and weaknesses are and work well together, and so in that sense it’s been a natural part of the evolution of this company. We brought Kelly in originally to help organize the company so it could go public, and it’s been a fabulous public company, so she has great respect within the firm, which makes it easy.

Are you still connected to the family farm?
 KL: Yeah, we love it. Jeff and I have a couple small farms, so we’re remaining in the family business.  JS: Your family helps run them.  KL: And some of the farms have been in the family and have just passed down. Because we’re in commodity markets, we find the business of agriculture really interesting and clearly very important. I’m so proud to have been raised on the farm, and I love the connection that I still have to it. I grew up working in the fields, so I never want to get away from those memories.

Four years ago you bought a home. Not just any home, but one of the most signi_cant properties in Buckhead—and in the city. What does it mean to you to have that house, and to live in that place?
 JS: More than anything that we’ve talked about, that house changed Kelly’s and my life. We have no children and we have a large house, so we made a decision that we would make it a very public house, we would open it for fundraising and for charity events and for political candidates, and it was really those activities that caused people to first meet Kelly and me—it actually wasn’t the success of the company. It was the civic work that we decided to do to help justify owning such a beautiful property and wanting to share it with people. And so as a result of that, we’ve been incredibly welcomed into the neighborhood and we’ve met a lot of really interesting people—not just the people in Buckhead that live near us, but people from all over the city and state that have come to an event at our house. It’s been really rewarding.
 KL: We don’t take it for granted. I still try to walk through it every day with my cat. I walk through it and look at it and appreciate it, because it certainly doesn’t define who we are, but we’d be wrong not to appreciate it and enjoy each day that we live there.

Did you know that you had this desire to be hosts, or is that something that you realized with the house?
 JS: It came with the house. As we were walked through the house by a Realtor, and before we even made an offer, we got a call from the director of a major charitable organization who said, “I heard you looked at that house; if you buy it would you allow us to use it for a party?” So as we were thinking about making an offer on the house, we were thinking about whether or not we should make it a more public place, because it’s way more house than Kelly or I ever wanted or need.
 We closed on a Friday afternoon and the following Tuesday we threw a major Red Cross charity event, with all the boxes and everything! It was insane.

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This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE Group, ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE Group, ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to adopt the merger agreement or approve related proposals; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations.  In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as are described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE Group with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 6, 2013, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 26, 2013. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE Group undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE Group has filed with the SEC a registration statement on Form S−4, which includes a preliminary joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext by ICE. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.